Notice to Stockholders

Payment of Earnings - interest on capital (IOC)

Itaú Unibanco Holding S.A. informs its shareholders that the payment of monthly interest on capital (IOC) for the year 2025, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, will follow the schedule below:

Base period	Base date Date of the last trading day at B3	Credit to specific account[1]	Payment
January	12/30/2024	01/30/2025	02/03/2025
February	01/31/2025	02/27/2025	03/06/2025
March	02/28/2025	03/28/2025	04/01/2025
April	03/31/2025	04/29/2025	05/02/2025
May	04/30/2025	05/29/2025	06/02/2025
June	05/30/2025	06/27/2025	07/01/2025
July	06/30/2025	07/30/2025	08/01/2025
August	07/31/2025	08/28/2025	09/01/2025
September	08/29/2025	09/29/2025	10/01/2025
October	09/30/2025	10/30/2025	11/03/2025
November	10/31/2025	11/27/2025	12/01/2025
December	11/28/2025	12/18/2025	01/02/2026

For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR.

São Paulo (SP), December 19, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.

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[1] The date of the credit to specific account is used to calculate PIS, COFINS, IRPJ and CSLL.